EXHIBIT D.10.1



                               STATE OF VERMONT
                              PUBLIC SERVICE BOARD


Docket No:

Joint Petition of Public Service Company)
of New Hampshire, Northeast Utilities   )
and Consolidated Edison, Inc. For       )
Approval of Merger                      )


                 JOINT PETITION FOR APPROVAL OF MERGER

Public Service Company of New Hampshire ("PSNH"),  Northeast Utilities
("NU") and Consolidated Edison, Inc. ("CEI") (together, the "Joint Petitioners") hereby submit this petition requesting that the Vermont Public Service Board (the "Board"), pursuant to the provisions of 30 VSA Section 107, and any other applicable statutes, approve the acquisition by CEI of NU, the parent company of PSNH, which will be accomplished through a merger as described herein. As a result of these transactions, NU will become a direct, wholly-owned subsidiary of a newly formed public utility holding company ("New CEI"). New CEI's outstanding shares of common stock will be wholly owned by the holders of CEI and NU common shares. PSNH will continue to be a wholly-owned subsidiary of NU. The transactions described above collectively constitute the merger referenced in this petition.

As described below, and as supported in detail by the prefiled written testimony of Michael G. Morris and Hyman Schoenblum submitted on behalf of the Joint Petitioners in New Hampshire, the transactions described above will not adversely affect the rates, terms, service or operation of PSNH; and therefore, the proposed transactions are lawful, proper and in the public interest, and meet the public good standard embodied in 30 VSA Section 107.

In support thereof, the Joint Petitioners state the following:

1.	PSNH is a New Hampshire public utility corporation with a principal place of business in Manchester, New Hampshire. NU is the owner of 100 percent of the common stock of PSNH. PSNH does not provide retail electric service to any customers in Vermont, and receives no compensation in Vermont from retail electric sales. However, PSNH owns and operates certain property in Vermont (the "Vermont Properties") which are listed in Exhibit "1" attached hereto, but receives no compensation as a result of its ownership of the Vermont Properties.

2.	NU, a Massachusetts business trust headquartered in Berlin, Connecticut, is the parent company of the Northeast Utilities system (the "NU
System") and a registered holding company under the Public Utility
Holding Company Act of 1935 ("PUHCA"). The NU System currently serves approximately 30 percent of New England's electric needs, with approximately 1.7 million utility customers, and is one of the 24 largest electric utility systems in the country as measured by revenues.

3.	The legal name and principal place of business of CEI is:

Consolidated Edison, Inc.
4 Irving Place
New York, New York 10003

CEI, incorporated in New York in 1997, is the public utility holding company for Consolidated Edison Company of New York, Inc. ("CECONY") and Orange and Rockland Utilities, Inc. ("O&R"), both of which are regulated utilities. CECONY and O&R, which are described more fully below, serve three million electric customers in New York, New Jersey and Pennsylvania and one million gas customers in New York and Pennsylvania. CECONY also serves approximately 2,000 steam customers in Manhattan. The franchise territory of CEI subsidiaries is shown in Exhibit 2.

CEI also has four non-utility subsidiaries which provide electric and gas supply services, invest in energy infrastructure projects, market technical services and develop and manage infrastructure for a communications business. CEI has no employees and no significant business operations other than through its regulated and non-regulated subsidiaries. For the twelve months ending September 30, 1999, CEI had approximately $7.2 billion in consolidated operating revenues.

CEI's Regulated Utility Subsidiaries

CECONY, incorporated in New York State in 1884, provides electric service to over three million customers and gas service to over one million customers in New York City and Westchester County, as well as steam service to parts of Manhattan. CECONY's principal place of business is in New York City and it has approximately 14,200 employees. CECONY is regulated by the New York State Public Service Commission ("NYPSC").

For 1998, which was prior to the closing of CEI's acquisition of O&R, substantially all of CEI's operating revenues, operating income, net income and total assets were those of CECONY. CECONY's 1998 operating revenues were approximately $7.0 billion, of which $5.0 billion were electric operating revenues, $1.0 billion were gas operating revenues and $322 million were steam operating revenues. In 1998, CECONY had $5.7 billion in electric sales, of which 36.5 percent was to residential customers, 62 percent was to commercial and industrial customers and the balance to railroads and public authorities.

As of December 31, 1998, CECONY's electric transmission system had approximately 432 miles of overhead circuits operating at 138, 230, 345 and 500 kV; approximately 381 miles of underground circuits operating at 138 and 345 kV; 267 miles of radial sub-transmission circuits operating at 138 kV; and 14 transmission substations supplied by circuits operated at 69 kV and above with a total transformer capacity of 15,731 megavolt amperes. CECONY has transmission interconnections with Niagara Mohawk, Central Hudson, O&R, New York State Electric and Gas Corporation, CL&P, Long Island Lighting Company, the New York Power Authority and Public Service Electric and Gas Company. These transmission facilities are located in New York City and Westchester, Orange, Rockland, Putnam and Dutchess counties in New York State. CECONY's electric distribution system includes 290 distribution substations in New York City and Westchester County, New York, with a transformer capacity of 20,168 megavolt amperes, 32,429 miles of overhead distribution lines and 87,910 miles of underground distribution lines.

At the beginning of 2000, CECONY will have approximately 1,500 MW of capacity it owns and operates, 462 MW of entitlements to jointly owned units, 2,090 MW of non-utility generation ("NUG") contracts and 550 MW of other contracts. The owned capacity includes the 931 MW Indian Point Unit 2 ("IP2") nuclear generating station located in Westchester County. In December 1999, CECONY announced that it was pursuing operating and ownership alternatives for IP2. The balance of CECONY's owned capacity includes approximately 460 MW that produces both electricity and steam for its steam distribution system in Manhattan and some small combustion turbines located in various facilities in New York City. CECONY has agreed in principle to sell its share of the Roseton Generating Station, which it jointly owns with Niagara Mohawk Power Company ("NiMo") and Central Hudson Gas and Electric Corporation ("CHG&E"), as part of CHG&E's divestiture, which is required to be completed by June 2001. This sale will reduce CECONY's capacity, including NUG's, by 462 MW to 4,140 MW.

CECONY's natural gas distribution system includes approximately 4,200 miles of mains and 362,300 service lines. CECONY owns a natural gas liquification facility and storage tank at its Astoria property in Queens. This plant can store approximately 1,000 mdth, of which a
maximum of about 250 mdth can be withdrawn per day.   CECONY has an
additional 1,230 mdth of natural gas storage capacity at a field in upstate New York owned and operated by Honeoye Storage Corporation, in which CECONY has a 28.8 percent ownership interest. CECONY also generates steam for distribution at three steam/electric generating stations and five steam-only generating stations. Steam is distributed to customers through approximately 86 miles of mains and 18 miles of pipelines.(1)

O&R and Its Subsidiaries

In July 1999, CEI completed its acquisition of O&R for $791.5 million in cash. As a wholly-owned utility subsidiary of CEI, O&R, along with its two utility subsidiaries - Rockland Electric Company ("RECO") and Pike County Light and Power Company ("Pike") - provides electric service to 274,000 customers and natural gas service to 117,000 customers in southeastern New York State and adjacent sections of New Jersey and Pennsylvania. O&R's, RECO's and Pike's service territories cover approximately 1,350 square miles, extending along the west bank of the Hudson River, directly across from CECONY's service territory.

O&R, a New York corporation with its principal office in Pearl River, New York, has been providing electric and gas service in New York State for approximately 100 years. In 1998, O&R had operating revenues of approximately $626 million, of which approximately $490 million (78.3 percent) were electric operating revenues and $136 million (21.7 percent) were gas operating revenues. O&R has approximately 1,000 employees.

O&R owns and operates 617 circuit miles of transmission lines, 78 substations, 84,509 in-service line transformers, 4,967 pole miles of overhead distribution lines, and 2,271 miles of underground distribution lines. O&R's gas operations include three propane air gas plants, which have a combined capacity of 30,600 Mcf per day natural gas equivalent. The gas distribution system includes 1,758 miles of mains.

O&R is regulated by the NYPSC, RECO is regulated by the New Jersey Board of Public Utilities ("NJBPU") and Pike is regulated by the Pennsylvania Public Utility Commission ("PaPUC"). RECO has two wholly-owned non-



(1) CECONY has two wholly-owned subsidiaries: Davids Island Development Corporation ("Davids Island") and D.C.K. Management Corporation ("DCK"). Davids Island owns real property acquired as a possible site for an electric generating plant in Dutchess and Columbia Counties in New York State, which it is in the process of disposing. DCK owns real property in New York City.


utility subsidiaries, which in turn have subsidiaries engaged in the energy service and real estate businesses.(2)

O&R also has three wholly-owned non-utility subsidiaries: Clove Development Corporation ("Clove"), a New York corporation, O&R Energy Development, Inc. and O&R Development, Inc., both Delaware corporations. Clove holds approximately 5,200 acres of real estate, located primarily in the Mongaup Valley region of Sullivan County, New York. O&R Development, Inc., which was formed to promote industrial and corporate development in O&R's service territory by providing improved sites and buildings, owns approximately 200 acres of land, which are being marketed for sale. O&R Energy Development, Inc. is currently inactive.

CEI's Non-Regulated Subsidiaries

CEI currently has four wholly-owned, non-utility, non-regulated subsidiaries: Consolidated Edison Solutions, Inc. ("CES"), Consolidated Edison Development, Inc. ("CED"), Consolidated Edison Energy, Inc. ("CEE") and Consolidated Edison Communications, Inc. ("CECI").

CES is an energy service company providing competitive gas and electric supply and energy-related products and services. CES has an interest in Inventory Management & Distribution Company, Inc. ("IMD"), an energy marketing firm, and in Remote Source Lighting International, Inc.
("RSLI"), a lighting technology company.


(2) RECO's two wholly-owned non-utility subsidiaries are Enserve Holdings, Inc. ("Enserve") and Saddle River Holdings Corp. ("SRH"), both Delaware corporations. Enserve has two wholly-owned, currently inactive non-utility subsidiaries, Palisades Energy Services, Inc., which provides non-regulated energy services to industrial, commercial, institutional and government energy users, and Compass Resources, Inc. ("Compass"), which was formed to invest in energy technology ventures and new energy processes. RECO's other non-utility subsidiary, SRH, was established for the purpose of investing in non-utility business ventures. SRH has two wholly-owned non-utility subsidiaries, NORSTAR Holdings, Inc. ("NHI") and Atlantic Morris Broadcasting, Inc. ("AMB"). NHI has two wholly-owned non-utility subsidiaries, NORSTAR Management, Inc. ("NMI"), and Millbrook Holdings, Inc. "Millbrook"). NMI is the sole general partner of NORSTAR Energy Limited Partnership, a gas marketing company that is discontinuing operations. The NORSTAR Partnership is the majority owner of NORSTAR Energy Pipeline Company, LLC, which is currently inactive. NHI's Millbrook subsidiary holds a leasehold interest in non-utility real estate in Morris County, New Jersey. SRH's other non-utility subsidiary, AMB, which owned six radio stations, is currently inactive.



CED invests in energy infrastructure projects and markets CECONY's technical services. CE Development has invested in electric generating plants in California, Michigan, Guatemala and the Netherlands. (3)

Another wholly-owned CEI subsidiary, CEE, markets specialized energy supply services to wholesale customers in the Northeast and Mid-Atlantic states. In July 1999, CEE, through its subsidiary Consolidated Edison Energy Massachusetts, Inc., purchased 290 MW of electric generating capacity from Western Massachusetts Electric Company, which it currently owns and operates.

The remaining wholly-owned CEI subsidiary, CECI, was formed to explore opportunities to build a communications business by leveraging CECONY's expertise in building and managing infrastructure, including fiber optic cable. On November 23, 1999, CECI executed an agreement to purchase
10.75 percent of the common stock, on a fully-diluted basis, of NorthEast Optic Network, Inc. ("NEON"), a Westborough, Massachusetts-based provider of broadband telecommunications services in New England and New York State. NU owns approximately 30 percent of NEON.

4.	The merger will be consummated under an Agreement and Plan of Merger dated as of October 13, 1999, as amended and restated January 11, 2000, by and between CEI and NU (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 3. The merger was approved by both the NU
Board of Trustees and the CEI Board of Directors in meetings on October
12, 1999.

5.	Pursuant to the Merger Agreement, CEI will acquire NU for a base price of $25 per NU common share, subject to adjustments as described more fully below. To effect the acquisition, CEI will merge into New CEI, a new parent holding company incorporated in Delaware, formerly called CWB Holdings, Inc.. A subsidiary of New CEI, N Acquisition Corp., will then merge into NU, with NU being the entity surviving that merger. As a result of these transactions, NU will become a direct, wholly-owned subsidiary of New CEI, the parent of the combined company. These two transactions collectively constitute the Merger referred to in this Application. The combined company will conduct business under the name "Consolidated Edison, Inc."



(3) CED has five direct operating subsidiaries: (i) Con Edison Development, Guatemala, Ltd. invests in projects in Latin America; (ii) Consolidated Edison Leasing, Inc. has an investment in a leveraged-lease transaction in a power plant in the Netherlands; (iii) Con Edison Leasing, LLC, has an investment in a leveraged-lease transaction in a gas distribution system in the Netherlands; (iv) CED Ada, Inc. which has an indirect interest in a qualifying cogeneration facility in Michigan; and (v) Carson Acquisition, Inc. which has an indirect leasehold interest in a qualifying cogeneration facility in California.


6.	Upon completion of the Merger, the former holders of CEI and NU common shares will together own all of the outstanding shares of common stock of New CEI. New CEI will in turn own all of the outstanding common shares of CECONY, NU, O&R and CEI's non-utility subsidiaries. NU will continue to own its regulated utilities. New CEI will register with the Securities and Exchange Commission ("SEC") as a public utility holding company pursuant to the PUHCA.

7.	As the result of the Merger, each CEI shareholder will receive one share of New CEI common stock for each CEI common share that he or she holds.
NU shareholders may elect to receive stock or cash consideration.  Each
NU shareholder may elect to receive, for each NU common share, a fraction of a share of New CEI common stock equal to a numerator of $25.00 divided by the weighted average trading price of CEI common shares over 20 trading days randomly selected from the 40 trading days ending five trading days prior to the closing of the Merger. However, the CEI share price used to calculate this fraction will not be less than $36.00 nor greater than $46.00. The Merger Agreement further provides that $1.00 is to be added to the numerator if, prior to the closing of the Merger, NU enters into binding agreements to sell certain nuclear facilities which meet specific conditions set forth in the Merger Agreement (the "Divestiture Condition"). In addition, $0.0034 will be added to the numerator for each day after August 5, 2000 through the day prior to the closing of the merger.

8.	In the alternative, holders of NU common shares may elect to receive, for each NU common share, cash consideration equal to $25.00 per NU common share, provided that an additional $1.00 per share will be payable if, prior to the closing of the Merger, NU satisfies the Divestiture Condition, and an additional $0.0034 will be added to the numerator described above for each day after August 5, 2000 through the day prior to the closing of the Merger.

9.	Elections by NU shareholders for stock or cash consideration will each be subject to allocation and proration procedures. These procedures provide that not more than 50 percent of the aggregate number of NU shares eligible to receive Merger consideration will be converted into the right to receive cash consideration, and not more than 50 percent of the aggregate number of NU shares eligible to receive Merger consideration will be converted into common stock of the combined company.

10.	If the Merger closes prior to December 31, 2000, and the Divestiture
Condition has not been satisfied, but thereafter and on or prior to December 31, 2000 the Divestiture Condition is satisfied, then each NU shareholder (whether the shareholder elected stock or cash consideration) will be entitled to $1.00 per converted NU common share to be paid in cash by New CEI.

11.	The aggregate price to be paid to NU shareholders (including the value of the stock consideration), which is estimated to be not more than $3.8 billion, will depend upon the adjustments described above and the number of NU common shares outstanding at the completion of the Merger.

12.	The proposed Merger of CEI and NU will not have any impact on the
Board's jurisdiction over PSNH and PSNH will continue to be regulated by the Board in the same manner as it has in the past.

13.	CEI and NU seek Vermont Public Service Board approval of the merger on or before June 15, 2000, in order that the merger can be completed in July, 2000. In addition to various regulatory filings and approvals, completion of the Merger requires, among other things, the approval of at least a majority of the CEI shares outstanding and entitled to vote and at least two-thirds of the NU shares outstanding and entitled to vote.

14.	Consummation of the merger between CEI and NU is subject to certain conditions, which include regulatory approval by the Board, as set forth in Article VI of the Merger Agreement. Other required regulatory reviews include those of the state regulatory commissions in Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, and Pennsylvania. The merger is also conditioned upon and requires the approvals of the Securities and Exchange Commission, the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission. In addition the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976 will have to expire without objection from the U.S. Justice Department or the Federal Trade Commission.

15.	The proposed transactions and the expected benefits are discussed in detail in the accompanying testimonies of Michael G. Morris and Hyman Schoenblum. As indicated in the testimonies, the benefits of the merger include an estimated net cumulative $1.3 billion of savings over an initial ten year period for the combined entity. These savings are estimated to result from the elimination of duplicate corporate and administrative functions and greater efficiency in operations and business processes and increased purchasing efficiencies, increased opportunities for employees, a strengthening of the ability to offer additional services to customers, enhancement of competition and continued commitment to service reliability, economic development and community involvement.

WHEREFORE, the Joint Petitioners respectfully request that the Board

a.	Determine that the proposed acquisition of NU, and of its wholly-
owned subsidiary PSNH, which will be accomplished through the merger of CEI and New CEI, and the merger of a subsidiary of CEI into NU, with NU being the entity surviving that merger, and that the terms thereof are consistent with the public good.

b.	Approve the above-described transactions as filed in accordance with the provisions of 30 VSA Chapter 3, and any other applicable statutes.

c.	Issue such other and further orders as may be necessary and just and reasonable.

Respectfully submitted,
JOINT PETITIONERS:

Public Service Company of 	New Hampshire
Northeast Utilities

By Their Attorneys,

Zuccaro, Willis & Bent


Dated:  January 19, 2000

By
Edward R. Zuccaro, Esq.
Zuccaro, Willis & Bent
1330 Main Street
P.O. Box 97
St. Johnsbury, VT  05819
(802) 748-8958


and
Consolidated Edison, Inc.

By its Attorney


Dated:  January 19, 2000

Edwin W. Scott, Esq.
Consolidated Edison Company of New York, Inc.
4 Irving Place
New York, New York 10003


EXHIBIT 10.2


STATE OF VERMONT
PUBLIC SERVICE BOARD


Docket No. 6346

Joint Petition of Public Service Company of New 	)
Hampshire, Northeast Utilities and Consolidated 	)
Edison, Inc. For Approval of Merger	)


Order Entered:


I. INTRODUCTION

This Docket concerns a petition filed by Public Service Company of New Hampshire ("PSNH'), Northeast Utilities ("NU") and Consolidated Edison, Inc. ("CEI") seeking Vermont Public Service Board ("Board") approval, under 30 V.S.A. Section 107, of the acquisition of NU and its wholly-owned subsidiary PSNH to be accomplished through the merger of CEI and a newly formed public utility holding company ("New CEI), and the merger of a subsidiary of CEI into NU, with NU being the-entity surviving the merger, In this Proposal for Decision, I recommend that the Board approve the proposed transaction,

On January 20, 2000, PSNH, NU and CEI (together "Joint Petitioners") filed a petition with the Board for approval of the acquisition of NU and its wholly-owned subsidiary PSNH (the "Acquisition") to be accomplished through the merger of CEI and New CEI, and the merger of a subsidiary of CEI into NU, with NU being the entity surviving the merger, all upon terms detailed in the testimony of Michael G. Morris and Hyman Schoenblum.

In support of the joint petition, Joint Petitioners submitted the prefiled testimony of Michael G. Morris, Chairman, Chief Executive Officer and President of NU and Chairman of its principal subsidiaries, including PSNH, and the testimony of Hyman Schoenblum, Vice President and Controller of CEI. Copies of the filing were served on the Vermont Department of Public Service ("Department"), a statutory party to this proceeding.

I conducted a prehearing conference in this Docket on February 17, 2000, and established March 2, 2000, as the deadline for motions to intervene. None were filed. Thereafter, the Department PSNH, NU and CEI entered into a stipulation resolving the issues in this proceeding and waived their respective rights under 3 V.S.A. Section 811 to review a proposal for decision, file exceptions, present briefs and oral arguments and convene a hearing.

I have reviewed the petition, the supporting testimony, and the accompanying documents. I conclude that approval of the joint petition pursuant to 30 V.S.A. Section 107 is appropriate and that the approval may occur without hearing. The parties have agreed that the record upon which the Board may base its determination in this proceeding shall consist of all testimony, exhibits and data filed by the Joint Petitioners. Therefore, based upon the evidence in the record, the testimony and exhibits presented in the Docket, and the stipulation entered into by PSNH, NU, CEI and the Department on March 10, 2000, I hereby report the following findings and conclusions to the Board in accordance with 30 V.S.A. Section 8.

II. FINDINGS OF FACT

In making findings of fact in this case, I have addressed the six broad categories and 15 standards applied by the Board in deciding previous cases under Section 1071 and make the following findings:


A. 	The Joint Petitioners

1. 	PSNH is a New Hampshire public utility corporation which does not provide retail electric service to any customers in Vermont. Petition at

2. 	PSNH owns property in Vermont consisting of a 1.1 MW hydroelectric generating plant in Canaan, Vermont, The entire output of the plant is transmitted via a 34.5-KV transmission line to PSNH's electric system in New Hampshire. Petition at Appendix A.

3.	PSNH owns and operates the following electric transmission
facilities within Vermont: a 115-KV transmission line running from Littleton, New Hampshire, which traverses nine miles through the towns of Concord and Waterford, Vermont; and certain transmission lines of 345-K-V, 115-KV and 69-KV located in New Hampshire which interconnect with other companies' lines at the Vermont State border. PSNH also owns 4.0 percent of the outstanding shares of common stock of Vermont Yankee Nuclear Power Corporation and has contracted to purchase 3.591 percent of its capacity and electric energy. Petition at Appendix A.

4.	PSNH receives no compensation in Vermont from retail sales as a result of the properties it owns in the State of Vermont. Petition at 2.

5.	NU is a Massachusetts business trust, is the parent entity of the Northeast Utilities holding company system (the "NU System"), is a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA") and is owner of 100 percent of the common stock of PSNH. Petition at 2.

6.	CEI is incorporated in New York State and is a public utility holding company for Consolidated Edison Company of New York ("CECONY") and Orange and Rockland Utilities, Inc. ("O&R"). Schoenblum pf. at 3.


B. 	Legal Authority

7.	CEI is currently an exempt holding company for the purposes of the PUHCA. NU is a registered holding company under PUHCA. CEI and NU will obtain Securities Exchange Commission approval under the Public Utility Holding Company Act to effect the Acquisition. New CEI will register under
Section 5 of PUHCA and will become subject to the restrictions that PUHCA imposes on registered holding company systems. Schoenblum pf. at 11.


C. 	Services

i. 	Emergency Service

8. 	The Acquisition will result in the availability of
additional line crews and other personnel to assist PSNH in system emergencies, and the sharing of CEI's expertise in reliability improvement. Morris pf. at 11.

ii. 	Compatibility

9. 	PSNH's facilities are today compatible with neighboring
systems. Following the Acquisition, New CEI will have a significant presence in the northeast energy market, particularly in the delivery of electricity to retail customers. It will be the nation's largest electric distribution utility with over 5,000,000 customers and the largest distribution system in both the New York and New England power pools. Schoenblum pf. at 8.

iii. 	Terms and Conditions of Service

10. 	No finding is required under this factor because of
Finding No. 1 that PSNH does not provide retail electric service to any customers in Vermont.

iv. 	Service Quality

11. 	PSNH seeks to provide a high quality of service and has
plans to improve that service, Morris pf. at 6.

12. 	According to two recognized reliability surveys of the
electric utility industry, CECONY ranked first (best) in 1998 of all utilities for customer system interruption rate (SAIFI). Schoenblum pf. at 27.

13. 	SAIFI statistics are not expected to change for 1999,
even when the July 6-8, 1999 heat wave related outages in New York City are included. Schoenblum pf. at 28.

v. 	Customer Service

14. 	No finding is required under this section because of
Finding No. 1 that PSNH does not provide retail electric service to any customers in Vermont.

	D. 	Facilities
		i. 	Quality of Facilities

15. 	CEI's financial strength should aid NU in its ability to
raise capital to provide system improvements. Technological improvements can be more rapidly deployed because their costs can be spread over a much larger customer base. Morris pf. at 5.

16. 	New CEI will have a strong regional foundation, which
should help provide the scale and scope necessary to invest in infrastructure, utilize advanced technologies in a cost effective manner and better serve customers. Schoenblum pf. at 14.

ii.	Rate of Investment

17. 	NU's existing operating company subsidiaries, including
PSNH, will remain as separate operating companies. As a consequence, the merger should not impair PSNH's ability to continue to raise debt or preferred equity capital in the future, and should, instead, enhance such ability. Schoenblum pf. at 19.

	E. 	Company Structure
		i. 	Financial Stability

18. 	Upon completion of the merger, NU will become a wholly-
owned subsidiary of the new holding company, New CEI. Schoenblum pf. at 14.

19. 	CEI's total capitalization was $10 billion as of
September 30, 1999, and CEI's market capitalization was approximately $9 billion on October 6, 1999. CEI's total operating revenues for the twelve months ending September 30, 1999, were $7.2 billion. Schoenblum, pf. at 19 and 20.

20. 	CECONY's most recent bond ratings are A1 by Moody's, A+
by Standard & Poor's and AA- by Fitch. Schoenblum pf. at 20.

21.	Prior to the merger, NU has approximately $3.8 billion in
annual revenues. With the merger, New CEI will have over $11 billion in annual revenues. Morris pf. at 4.

ii. 	Affiliate Interests

22. 	There are no affiliate interests which affect PSNH's
Vermont properties. Petition at Appendix A.

	F. 	Personnel
		i.	Competent Management

23. 	PSNH plans to continue to have local management that will
be attuned to the needs of the communities it serves. Morris pf. at 6 and 7.

24. 	The key management personnel serving NU's regulated
operating companies, including PSNH, are expected to remain in place. Morris pf. at 5.

25. 	Michael G. Morris, current Chairman, Chief Executive
Officer, and President of NU, will continue to be actively involved in the management of NU and its operating utility subsidiaries including PSNH. Morris pf. at 5.

26. 	Eugene R. McGrath, the current CEI Chairman, President
and Chief Executive Officer will continue as Chairman and Chief Executive Officer of New CEI. Schoenblum pf. at 14 and 21.

27.	Mr. Morris will continue to serve as President of NU and
will become President of New CEI. Schoenblum pf. at 14.

28. 	CEI's Board of Directors will be increased to include
four members from NU's Board, including Mr. Morris. Schoenblum pf. at 14.
		ii. 	Technical Knowledge, Experience and Ability

29. 	The combined companies, including PSNH, should benefit
from an expanded human resource pool which will allow the combined company to draw on a large and more diverse and talented work force. Schoenblum pf. at 9.

30. 	NU employees, including employees of PSNH, should benefit
from CEI's long-term commitment to the career development of its employees, through, among other things, courses and career development programs offered at CECONY's learning center. Schoenblum pf. at 15.

iii. 	Good Reputation

31. 	CEI has a good business reputation, and corporate goals
that emphasize reliability, corporate service, the environment and safety which are consistent with NU's goals. Morris pf. at 3.

	G. 	Economic Effect
		i. 	Efficiency

32. 	During the first ten years of the merger, New CEI
anticipates approximately $1.3 billion in net merger savings from the elimination of duplicate corporate and administrative programs, greater efficiencies in operations and business processes and increased purchasing efficiencies. Schoenblum pf. at 16 and Morris pf. at 10.

33. 	CEI and NU have assembled merger functional transition
teams to develop a plan for joining the two companies together. Schoenblum pf. at 26.
		ii.	Competition

34. 	CEI supports the restructuring of the electric utility
industry and the introduction of competition. Schoenblum pf. at 30.

35. 	The merger has the potential to enhance competition as
both companies have committed to comprehensive generation divestiture programs. Schoenblum pf. at 30.

36. 	Both CECONY and O&R have rate agreements with their state
regulators to implement restructuring, and the New York Public Service Commission has approved CECONY's "Competitive Opportunities Settlement Agreement" which provides for a transition to a competitive electric market in that state. Schoenblum pf. at 4.

37.	PSNH, as a result of a settlement agreement reached with
the State of New Hampshire that is presently under review by the New Hampshire Public Utilities Commission, will be expected to provide customers with a choice of electric generation suppliers. Morris pf. at 8.

38. 	The settlement agreement reached with the State of New
Hampshire, to which PSNH is a party, specifically contemplated the possibility of an NU merger, but the settlement agreement and the merger are completely separate and independent and the merger will have no impact on the settlement agreement. Morris pf. at 9.

III. DISCUSSION AND CONCLUSIONS

Under 30 V.S.A. Section 107, "[no] company shall directly or indirectly acquire a controlling interest in any company subject to the jurisdiction of the [Board]... without the approval of the [Board]." "Controlling interest" is defined as "ten percent or more of the outstanding voting securities of a company" or such other interest as the Board determines "to constitute the means to direct or cause the direction of the management or policies of a company." 30 V.S.A. Section 107(e)(1). In order to approve the acquisition of such controlling interest, the Board must first find that it will "promote the public good." 30 V.S.A. Section 107(b).

Under 30 V.S.A. Section 311, the Board can approve a merger of a company subject to its jurisdiction only if the Board finds that the "merger will not result in obstructing or preventing competition." The Board has previously held that this statutory provision applies to a merger involving a parent corporation of a company under the Board's jurisdiction.2

I have reviewed the stipulation and the evidence in support of it. The Joint Petitioners have agreed that the acquisition will promote the public good of the state of Vermont, and will not result in obstructing or preventing competition. Based upon all of the foregoing and the evidence in the record, I reach the same conclusion. Accordingly, I recommend that the Board approve the petition as described above.

Consequently, I find that the acquisition of Northeast Utilities, and its wholly-owned subsidiary, Public Service Company of New Hampshire, to be accomplished through the merger of Consolidated Edison, Inc. and a newly formed public utility holding company and the merger of a subsidiary of Consolidated Edison, Inc, into Northeast Utilities, with Northeast Utilities being the entity surviving the merger will promote the public good of the State of Vermont. 30 V.S.A. Section 107(b). I thus recommend that the Board approve the acquisition and merger.

Dated at Montpelier, Vermont this ____ day of March, 2000.



_____________________________
David Farnsworth, Esq.,
Hearing Officer

IV. ORDER
	IT IS HEREBY ORDERED, ADJUDGED AND DECREED by the Public Service Board of the State of Vermont that:

1. 	The findings, conclusion and recommendation of the Hearing Officer are adopted.

2. 	The Board approves the request for the acquisition of Northeast
Utilities, and its wholly-owned subsidiary, Public Service Company of New Hampshire, to be accomplished through the merger of Consolidated Edison, Inc. and a newly formed public utility holding company and the merger of a subsidiary of Consolidated Edison, Inc. into Northeast Utilities, with Northeast Utilities being the entity surviving the merger, as described in the joint petition and in the pro-filed testimony.

3. 	This Order does not constitute approval of any particular capital or operating expenditure by Public Service Company of New Hampshire.

	DATED at Montpelier, Vermont this ______ day of __________, 2000.


									)	   PUBLIC SERVICE
									)
									)		BOARD
									)
									)	      OF VERMONT
									)
									)



OFFICE OF THE CLERK


Filed:


Attest:
	Clerk of the Board

	NOTICE TO READERS: This decision is subject to revision of technical errors. Readers are requested to notify the Clerk of the Board (by e-mail, telephone, or mail) of any technical errors, in order that any necessary corrections may be made. (E-mail address: Clerk@psb.state.vt.us)

1 For a discussion of those standards, see Docket No, 6150, Order of 9/13/99 at 47-48 and Order of 11/5/99 at 3-5.

2 Docket No. 5900, Order of 2/26/97, at 20.